                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                            REYNOLDS METALS COMPANY
             ____________________________________________________
                                (Name of issuer)


                           COMMON STOCK, no par value
             ____________________________________________________
                         (Title of class of securities)


                                   761763 101
                        ______________________________
                                 (CUSIP number)


                        Highfields Capital Management LP
                         Attention: Kenneth H. Colburn
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02117
                                 (617) 850-7570
             ______________________________________________________
                    (Name, address and telephone number of
                   person authorized to receive notices and
                                communications)


                                March 15, 1999
            _______________________________________________________
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [  ].

                      (Continued on the following pages)


                             (Page 1 of 14 Pages)

__________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP No. 761763 101                                     Page 2 of 14 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Highfields Capital Management LP

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                        [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            3,550,700
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             3,550,700
     PERSON        -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          None

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,550,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.5%
      -----
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP No. 761763 101                                     Page 3 of 14 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Highfields GP LLC

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

 ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                        [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            3,550,700
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             3,550,700
     PERSON        -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          None

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,550,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.5%
      -----
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP No. 761763 101                                     Page 4 of 14 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Jonathon S. Jacobson

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                        [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            3,550,700
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             3,550,700
     PERSON        -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          None

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,550,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.5%
      -----
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP No. 761763 101                                     Page 5 of 14 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Richard L. Grubman

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                        [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            3,550,700
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             3,550,700
     PERSON        -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          None

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,550,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.5%
      -----
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

------------------------------------------------------------------------------

                                                              Page 6 of 14 pages

Item 1.   Security and Issuer.
          -------------------

     The securities to which this statement relates are the shares of common stock, no par value (the "Shares"), of Reynolds Metals Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6601 West Broad Street, P.O. Box 27003, Richmond, Virginia 23261-7003.

Item 2.   Identity and Background.
          -----------------------

          (a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management"), Highfields GP LLC, a Delaware limited liability company ("Highfields GP"), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Highfields."

     Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds:
Highfields Capital I LP, a Delaware limited partnership ("Highfields I"), Highfields Capital II LP, a Delaware limited partnership ("Highfields II"), and Highfields Capital Ltd., a company organized under the laws of the Cayman Islands, B.W.I. ("Highfields Ltd." and, together with Highfields I and Highfields II, the "Funds"). The business address and principal executive offices of Highfields Capital Management are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117.

     Highfields GP is the General Partner of Highfields Capital Management. Highfields GP's principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117.

     Mr. Jacobson is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     Mr. Grubman is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     The Shares to which this Schedule 13D relates are owned directly by the Funds.

     (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of

                                                              Page 7 of 14 pages

competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The aggregate purchase price of the 344,754 Shares owned by Highfields I was $16,996,455.91, inclusive of brokerage commissions.

     The aggregate purchase price of the 660,043 Shares owned by Highfields II was $32,213,446.65, inclusive of brokerage commissions.

     The aggregate purchase price of the 2,545,903 Shares owned by Highfields Ltd. was $125,996,342.20, inclusive of brokerage commissions.

     Each of Highfields I, Highfields II and Highfields Ltd. used their own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.   Purpose of Transaction.
          ----------------------

     From time to time, each of the Funds has acquired Shares in the ordinary course of business for investment purposes and has held Shares in such capacity.

     On February 16, 1999, representatives of Highfields met with management of the Company to discuss the Company's performance since the initiation in late 1996 of management's portfolio review of the Company's businesses. In particular, Highfields expressed its views concerning potential alternatives that it believed management should consider to maximize value for all shareholders of the Company. Following this meeting, by a letter dated February 16, 1999 (a copy of which is attached as an exhibit to this Schedule 13D) Highfields notified the Company in accordance with the Company's By-laws of its intent to present a proposal (the "Proposal") at the Company's 1999 Annual Meeting of Stockholders (the "1999 Annual Meeting"). The Proposal requests that the Company retain an investment banking firm to explore strategic alternatives for maximizing shareholder value. Highfields also requested that the Proposal be included in the Company's proxy statement for the 1999 Annual Meeting and the accompanying proxy card.

     By a letter dated February 25, 1999 (a copy of which is attached as an exhibit to this Schedule 13D), the Company informed Highfields that the Company would not include the Proposal in the proxy statement for the 1999 Annual Meeting and the accompanying proxy card, and, pursuant to a letter dated March 1, 1999 (a copy of which is attached as an exhibit to this Schedule 13D), the Company so informed the Securities and Exchange Commission (the "Commission"). However, based on conversations with the Company's management, Highfields was informed that the Company would permit it to present the Proposal at the 1999 Annual

                                                              Page 8 of 14 pages

Meeting in accordance with the Company's By-laws. Pursuant to a letter dated March 1, 1999 (a copy of which is attached as an exhibit to this Schedule 13D), Highfields responded to the Company's February 25, 1999 letter to confirm that the Company would permit Highfields to present the Proposal at the 1999 Annual Meeting, consistent with the conversations between Highfields and the Company's management. In its March 1, 1999 letter, Highfields also sought to confirm that disclosure of the Proposal would be contained in the Company's proxy statement for the 1999 Annual Meeting in accordance with the anti-fraud provisions of the Securities Exchange Act of 1934. In its March 1, 1999 letter to the Commission, the Company represented to the Commission that the Company's proxy statement relating to the 1999 Annual Meeting would contain certain disclosure regarding the Proposal.

     Pursuant to a letter dated March 5, 1999 (a copy of which is attached as an exhibit to this Schedule 13D), Highfields expressed additional views concerning the commitment of the Company's management to maximizing shareholder value. However, to date, Highfields believes that management of the Company has not indicated a willingness to follow Highfields' suggestions or recommendations. Accordingly, Highfields currently intends to attend and present the Proposal at the 1999 Annual Meeting.

     Highfields believes that the Company has not been fully committed to maximizing shareholder value. Beginning in late 1996, the Company initiated a portfolio review of all of its businesses and hired Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as its financial advisor for that process. Highfields believes that management of the Company should now explicitly commit to the shareholders to direct Merrill Lynch (or retain another investment banking firm) to explore all alternatives to maximize shareholder value, including without limitation, a sale, spin-off or split-off of some or all of the Company's business units or assets, with no prejudice for or against any particular alternative. In addition, Highfields believes that the Company should establish an independent committee of the Board of Directors of the Company to assist management in monitoring Merrill Lynch's (or such other investment banking firm's) progress.

     In addition to the foregoing, Highfields may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, and Highfields reserves the right, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise,
(iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Highfields' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting Highfields and other factors which Highfields may deem relevant to its investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of
Schedule 13D.

                                                              Page 9 of 14 pages

Item 5.   Interest in Securities of Issuer.
          --------------------------------

     (a) and (b) As of March 16, 1999, Highfields I, Highfields II and Highfields Ltd. owned beneficially 344,754, 660,043 and 2,545,903 Shares, respectively, representing approximately 0.5%, 1.0% and 4.0%, respectively, of the 64,456,697 Shares outstanding as of October 30, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "Form 10-Q").

     As of March 16, 1999, Highfields Capital Management in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 3,550,700 Shares owned beneficially by the Funds, representing approximately 5.5% of the 64,456,697 Shares outstanding as of October 30, 1998, as reported in the Form 10-Q.

     As of March 16, 1999, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 3,550,700 Shares owned beneficially by Highfields Capital Management, representing approximately 5.5% of the 64,456,697 Shares outstanding as of October 30, 1998, as reported in the Form 10-Q.

     As of March 16, 1999, Mr. Grubman, as a Managing Member of Highfields GP, had sole voting and dispositive power with respect to all 3,550,700 Shares owned beneficially by Highfields GP, representing approximately 5.5% of the 64,456,697 Shares outstanding as of October 30, 1998, as reported in the Form 10-Q.

     As of March 16, 1999, Mr. Jacobson, as a Managing member of Highfields GP, had sole voting and dispositive power with respect to all 3,550,700 Shares owned beneficially by Highlands GP, representing approximately 5.5% of the 64,456,697 Shares outstanding as of October 30, 1998, as reported in the Form 10-Q.

     (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A hereto and incorporated herein by reference.
             ----------

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

                                                             Page 10 of 14 pages

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     The following documents are filed as exhibits to this Schedule 13D:

     Exhibit 99.1 - Letters from Highfields to the Company, dated February 16,
     ------------
     1999.

     Exhibit 99.2 - Letter from the Company to Highfields, dated February 25,
     ------------
     1999.

     Exhibit 99.3 - Letter from the Company to the Securities and Exchange
     ------------
     Commission, dated March 1, 1999.

     Exhibit 99.4 - Letter from Highfields to the Company, dated March 1,
     ------------
     1999.

     Exhibit 99.5 - Letter from Highfields to the Company, dated March 5, 1999.
     ------------

                                                             Page 11 of 14 pages

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 17, 1999         By:   Highfields Capital Management LP

                                    By:  Highfields GP LLC, as General Partner

                                    By:  /s/ Richard L. Grubman
                                         -------------------------------------
                                         Richard L. Grubman,
                                         Managing Member


                               By:   Highfields GP LLC

                                     By:  /s/ Richard L. Grubman
                                         --------------------------------------
                                         Richard L. Grubman,
                                         Managing Member


                               By:   /s/ Richard L. Grubman
                                   -------------------------------------------
                                    Richard L. Grubman, individually


                               By:   /s/ Jonathon S. Jacobson
                                   ----------------------------------------
                                    Jonathon S. Jacobson, individually

                                                             Page 12 of 14 pages


                                  Schedule A
                                  ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS I DURING THE PAST SIXTY DAYS

                             Number of Shares
                              of Common Stock        Price
                Date         Purchased/(Sold)/1/    Per Share
                ----         -------------------    ---------
             1/19/1999             9,353.00         $52.8694
             1/19/1999               460.00          53.1025
             1/20/1999            17,143.00          52.4961
             1/20/1999               726.00          51.9254
             1/21/1999               851.00          52.0500
             1/22/1999             4,981.00          49.9365
             1/22/1999             2,418.00          49.9750
             1/25/1999             2,418.00          49.2844
             1/25/1999            12,090.00          49.0500
             1/25/1999             8,463.00          49.4480
             1/26/1999             6,173.00          49.6125
             1/26/1999             1,852.00          49.2900
             1/27/1999             2,418.00          48.4025
             1/27/1999               484.00          48.0300
             2/03/1999             2,000.00          45.9633
             2/04/1999            47,975.00          47.5500
             2/10/1999             3,212.00          46.8319
             2/10/1999             1,515.00          46.8942
             2/11/1999             2,020.00          46.5459
             2/11/1999            11,363.00          46.5611
             3/11/1999               780.00          44.0500
             3/11/1999             7,661.00          44.0576
             3/12/1999            12,129.00          43.8006
             3/12/1999            15,722.00          43.7557
             3/12/1999               492.00          43.7388
             3/15/1999             4,855.00          43.3478
             3/15/1999             8,144.00          43.4250
             3/15/1999             2,874.00          43.2573
             3/16/1999             4,360.00          43.4250
             3/16/1999                10.00          43.3640
             3/16/1999             6,797.00          43.3836
             3/16/1999             9,710.00          43.4352

Total:                           211,449.00

/1/ All transactions were effected through open market or privately negotiated purchases.

                                                             Page 13 of 14 pages

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS II DURING THE PAST SIXTY DAYS

                             Number of Shares
                              of Common Stock         Price
                Date         Purchased/(Sold)/1/    Per Share
                ----         ------------------     ---------
             1/19/1999           3,945.00            52.8694
             1/19/1999             194.00            53.1025
             1/20/1999          11,465.00            52.4961
             1/20/1999             485.00            51.9254
             1/21/1999           3,184.00            52.0500
             1/22/1999           3,331.00            49.9365
             1/22/1999           1,617.00            49.9750
             1/25/1999           8,085.00            49.0500
             1/25/1999           5,660.00            49.4480
             1/25/1999           1,617.00            49.2844
             1/26/1999           9,499.00            49.6125
             1/26/1999           2,849.00            49.2900
             1/27/1999             323.00            48.0300
             1/27/1999           1,617.00            48.4025
             1/28/1999          19,000.00            48.5500
             1/29/1999          23,963.00            48.3000
             2/02/1999           9,000.00            46.0285
             2/03/1999           9,435.00            45.9633
             2/04/1999          91,058.00            47.5500
             2/10/1999           2,876.00            46.8942
             2/10/1999           6,096.00            46.8319
             2/11/1999          21,566.00            46.5611
             2/11/1999           3,834.00            46.5459
             3/11/1999           2,752.00            44.0500
             3/11/1999          22,624.00            44.0576
             3/12/1999          30,628.00            43.8006
             3/12/1999          34,988.00            43.7557
             3/12/1999           1,084.00            43.7388
             3/15/1999           9,295.00            43.3478
             3/15/1999          16,389.00            43.4250
             3/15/1999           5,503.00            43.2573
             3/16/1999           8,347.00            43.4250
             3/16/1999              19.00            43.3637
             3/16/1999          13,013.00            43.3836
             3/16/1999          18,590.00            43.4352
Total:                         403,941.00

/1/ All transactions were effected through open market or privately negotiated purchases.

                                                             Page 14 of 14 pages

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                 BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS

                             Number of Shares
                              of Common Stock        Price
                Date         Purchased/(Sold)/1/   Per Share
                ----         -------------------   ---------
             1/19/1999           11,102.00           52.8694
             1/20/1999           32,260.00           52.4961
             1/20/1999            1,365.00           51.9254
             1/20/1999           10,032.00           52.4961
             1/20/1999              424.00           51.9254
             1/21/1999            1,415.00           52.0500
             1/21/1999            4,550.00           52.0500
             1/22/1999            9,373.00           49.9365
             1/22/1999            4,550.00           49.9750
             1/22/1999            1,415.00           49.9750
             1/22/1999            2,915.00           49.9365
             1/25/1999           22,750.00           49.0500
             1/25/1999           15,925.00           49.4480
             1/25/1999            4,550.00           49.2844
             1/25/1999            4,952.00           49.4480
             1/25/1999            1,415.00           49.2844
             1/25/1999            7,075.00           49.0500
             1/26/1999            8,001.00           49.6125
             1/26/1999            2,400.00           49.2900
             1/26/1999           26,327.00           49.6125
             1/26/1999            7,899.00           49.2900
             1/27/1999              910.00           48.0300
             1/27/1999            4,550.00           48.4025
             1/27/1999            1,415.00           48.4025
             1/27/1999              283.00           48.0300
             1/28/1999           16,000.00           48.5500
             1/28/1999           65,000.00           48.5500
             1/29/1999           31,612.00           48.3000
             1/29/1999           69,425.00           48.3000
             2/02/1999           42,000.00           46.0285
             2/02/1999            9,000.00           46.0285
             2/03/1999            7,831.00           45.9633
             2/03/1999           24,734.00           45.9633
             2/04/1999           79,752.00           47.5500
             2/04/1999          256,215.00           47.5500
             2/10/1999            8,091.00           46.8942
             2/10/1999           17,153.00           46.8319
             2/10/1999            5,339.00           46.8319
             2/10/1999            2,518.00           46.8942
             2/11/1999            3,358.00           46.5459
             2/11/1999           18,889.00           46.5611
             2/11/1999           10,788.00           46.5459
             2/11/1999           60,682.00           46.5611
             3/11/1999            6,468.00           44.0500
             3/11/1999           44,915.00           44.0576
             3/12/1999           43,990.00           43.7557
             3/12/1999           49,243.00           43.8006
             3/12/1999            1,324.00           43.7388
             3/15/1999           15,482.00           43.4250
             3/15/1999            4,277.00           43.2573
             3/15/1999            7,225.00           43.3478
             3/15/1999           21,840.00           43.3478
             3/15/1999           12,929.00           43.2573
             3/15/1999            8,637.00           43.4250
             3/15/1999            6,785.00           43.3478
             3/15/1999            4,017.00           43.2573
             3/15/1999            6,348.00           43.4250
             3/16/1999           43,680.00           43.4352
             3/16/1999           19,612.00           43.4250
             3/16/1999               44.00           43.3639
             3/16/1999           30,576.00           43.3836
             3/16/1999               14.00           43.3636
             3/16/1999            9,499.00           43.3836
             3/16/1999            6,093.00           43.4250
             3/16/1999           13,570.00           43.4352
             3/16/1999               13.00           43.3638
             3/16/1999           10,115.00           43.3836
             3/16/1999           14,450.00           43.4352
             3/16/1999            6,488.00           43.4250
Total:                        1,303,874.00

/1/ All transactions were effected through open market or privately negotiated purchases.